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                                                                    Exhibit (l)

                                                       April 19, 2006

MetLife Investors Insurance Company of California
5 Park Plaza, Suite 1900
Irvine, CA 92614

In my capacity as Vice President of MetLife Investors Insurance Company of California, I have provided actuarial advice to the Company concerning a variable life insurance product funded through MetLife Investors Variable Life Account Five.

It is my professional opinion that:

1. The fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

2. The illustrations of Accumulation Account Values, death benefits and cash surrender values in the Appendix to the Prospectus contained in the Registration Statement are based on the assumptions stated in the illustration, and are consistent with the provisions of the Policy. The rate structure of the Policy has not been designed so as to make the relationship between premium and benefits, as shown in the illustrations, appear to be more favorable to prospective purchasers of Policies for male insureds, aged 50, in the rate class illustrated, than to prospective purchasers of Policies at other ages.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of my name under the heading "Experts" in the Statement of Additional Information.

                                              Sincerely,

                                              /s/ Marian J. Zeldin
                                              ----------------------------------
                                              Marian J. Zeldin, F.S.A., M.A.A.A.
                                              Vice President

File #333-69852